EXHIBIT 77D
for IDS Global Series, Inc.
         IDS Emerging Markets Fund
         IDS Global Balanced Fund
         IDS Global Bond Fund
         IDS Global Growth Fund
         IDS Innovations Fund


At a Board of Directors' meeting held on October 7-8, 1998, the following investment policies were eliminated:

For all 5 funds --

o        The Fund will not pledge or mortgage its assets beyond
         15% of total assets.

o The Fund will not invest more than 5% of its total assets in securities of [domestic or foreign] companies, including any predecessors, that have a record of less than three years continuous operations.

o        The Fund will not invest more than 5% of its net assets in warrants.

o The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

For Emerging Markets, Global Balanced and Innovations only --

o The Fund will not purchase securities of an issuer if the board members and officers of the Fund[, the Portfolio] and of AEFC hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund
         [, the Portfolio] and of AEFC who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Fund will not purchase securities of that issuer.